Exhibit 1.02

Conflict Minerals Report of Gymboree

In accord with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Mineral Report of The Gymboree Corporation and its affiliates (“Gymboree”) for calendar year 2013 in accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Gymboree contracts to manufacture products that may contain tin, tungsten, tantalum or gold (“3TG”), including children’s specialty apparel, shoes, backpacks, hair accessories, belts, costumes and other accessories, toys and play equipment.

Due Diligence (Instructions 1.01(c)(1))

Overview: 3TG are necessary to the functionality of certain Gymboree products (“In-Scope Products”) that Gymboree contracts to manufacture. For calendar year 2013, Gymboree completed due diligence that encompassed:

•	a reasonable country of origin inquiry regarding the 3TG in the In-Scope Products that was reasonably designed to determine whether any of the 3TG originated in the Democratic Republic of Congo or an adjoining country (“Covered Country”) or are from recycled or scrap sources; and

•	measures to exercise due diligence on the source and chain of custody of those 3TG.

Gymboree’s due diligence process is based on the internationally recognized due diligence framework that was developed by the Organization for Economic Cooperation and Development as part of its “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” (“OECD Guidance”). In accordance with the OECD Guidance, Gymboree’s due diligence exercise included:

•	Adoption of a Conflict Minerals Policy, publicly available at www.gymboree.com, www.janieandjack.com, www.crazy8.com and www.gymboreeclasses.com;

•	Review and assessment of risk in the supply chain; and

•	A strategy to continue responding to risks in the supply chain, including implementation of internal measures to strengthen company engagement with suppliers, reporting risk management findings and implementing the risk management plan[1].

Work with Suppliers: Gymboree identified suppliers of products that Gymboree contracted to have manufactured and for which 3TG might be necessary for product functionality or production.

Each supplier was contacted and requested to complete the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC GeSI”) Conflict Minerals Due Diligence Template to collect information regarding the presence and sourcing of 3TG used in the products supplied to Gymboree. Information was collected and stored using an online platform provided by a third party vendor.

[1]	Paragraph 1.01(c)(1)(iii) of the Rule 13p-1 instructions for Form SD requires disclosure of certain types of steps “since the end of the period covered in [the registrant’s] most recent prior Conflict Minerals Report”. Gymboree understands that this instruction is inapplicable since there is no prior report.

Supplier engagement included these steps:

•	An introduction email was sent to the suppliers describing the compliance requirements and requesting conflict minerals information;

•	Following the initial introductions to the program and information request, at least three reminder emails were sent to each non-responsive supplier requesting survey completion; and

•	Suppliers who remained non-responsive to these email reminders were contacted by phone and offered assistance. This assistance included, but was not limited to, further information about the Conflict Minerals Compliance Program, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

An escalation process was initiated by Gymboree for suppliers who continued to be non-responsive after the above contacts were made.

Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG, as well as the origin of those materials. Additional supplier contacts were conducted to address issues including implausible statements regarding no presence of 3TG, incomplete data on EICC-GeSI reporting templates, responses that did not identify smelters or refiners (“SOR”), responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as SOR, but not verified as such through further analysis and research.

All suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted, regardless of the type of product the supplier produced. Most suppliers responded to the survey but some did not. Of the suppliers who responded, a very small number responded yes as to having one or more of the regulated metals (3TG) as necessary to the functionality or production of the products they supply to Gymboree. However, of those who responded yes, based on a RCOI and subsequent due diligence, Gymboree does not have sufficient information from the suppliers or other sources to conclude whether the necessary conflict minerals originated in the Covered Countries and whether the necessary conflict minerals that were from recycled or scrap sources, were DRC conflict free, or have not been found to be DRC conflict free. In these circumstances, an independent private sector audit is not required.

The Gymboree Form SD and this CMR will be publicly available at www.gymboree.com, www.janieandjack.com, www.crazy8.com and www.gymboreeclasses.com upon the filing of this CMR.

Product Description and Related Matters (Instructions 1.01(c)(2))

Description of In-Scope Products: The In-Scope Products are children’s apparel, shoes, backpacks, hair accessories, belts, costumes and other accessories, toys and play equipment.

Facilities Used to Process Necessary Conflict Minerals in the In-Scope Products: The list below identifies facilities (smelters) that are known to have processed 3TG used in In-Scope Products2:

SOR / Facility Name	Location of SOR/Facility
Gold
Metalor USA Refining Corporation	United States
Shandong Zhaojin Gold & Silver Refinery Co. Ltd	China, Japan
Tanaka Kikinzoku Kogyo K.K.	Japan, China, South Africa, Canada, Uzbekistan, Chile, Australia
Umicore Brasil Ltda	Chile, Australia
Tin
Cookson	Unknown
Malaysia Smelting Corporation (MSC)	Malaysia, Indonesia, China, Australia, Rwanda, DRC-(Congo)
Minmetals Ganzhou Tin Co. Ltd.	Indonesia
Minsur	Indonesia, Bolivia, Peru, China, Brazil, Malaysia
Mitsubishi Materials Corporation	Indonesia, China, United States, Japan, Australia, Canada, Papua New Guinea
Yunnan Tin Company Limited	China, Bolivia, Brazil, Canada, Indonesia, Peru, Malaysia
Tungsten
None
Tantalum
None

Information About Country of Origin of Necessary Conflict Minerals Used in In-Scope Products: Countries in which 3TG used in In-Scope Products was mined include: Australia, Bolivia, Brazil, Canada, Chile, China, DRC- Congo (Kinshasa), Indonesia, Japan, Malaysia, Papua New Guinea, Peru, Rwanda, South Africa, United States, Uzbekistan.

Information About Efforts to Determine Mine or Location of Origin: The description of Gymboree’s due diligence exercise set forth above under the heading “Due Diligence” covers Gymboree’s efforts to determine the mine or location of origin with the greatest possible specificity.

[2]	Verified smelters are those listed by the EICC.